

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Jeffrey Cocks
President, CFO, Director
Northern Empire Energy Corp.
118 8th Ave. NW
Calgary, Alberta
T2M 0A4 Canada

     Re: Northern Empire Energy Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Form 10-Q for the Quarterly Period Ended March 31, 2010
           Form 12b-25 filed August 16, 2010
           File No. 000-52725

Dear Mr. Cocks:

     We issued comments to your Company on the above captioned filings on September 16, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us within ten business days, by December 23, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by December 23, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or me at (202) 551-3488 if you have questions.

                             Sincerely,

                             Stephen Krikorian
                             Accounting Branch Chief